Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

June 23, 2014
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:    James Allegretto
Senior Assistant Chief Accountant

Re:	Kinder Morgan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 001-35081
Kinder Morgan Energy Partners, L.P.
Form 10-K for the year ended December 31, 2013
Filed February 18, 2014
File No. 001-11234
El Paso Pipeline Partners, L.P.
Form 10-K for the year ended December 31, 2013
Filed February 19, 2014
File No. 001-33825

Ladies and Gentlemen:

In this letter, we set forth our responses to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 11, 2014, with respect to the above-referenced filings. For your convenience, we have repeated in bold type each comment exactly as set forth in the June 11th comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Kinder Morgan, Inc.
Form 10-K for the year ended December 31, 2013
Business and Properties, page 8
2014 Outlook, page 15

United States Securities and Exchange Commission
June 23, 2014

1.
We note your disclosure on page 162 that KMP’s distributions are categorized as either distributions of cash from operations or as distributions from interim capital transactions. We further note your disclosure on page 15 that you expect KMP will declare total annual cash distributions of $5.58 per unit and EPB will declare a total cash distribution of $2.60 per unit. When you disclose outlook for distributions please also make it clear whether you expect such distributions will be made from operations or interim capital transactions. Please also include some discussion of the risk of a future distribution being characterized as from interim capital transactions and how such characterization would affect expected future distributions to you and in turn your dividends to your shareholders. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: In future filings, we will clarify whether we expect the distributions from KMP to be distributions of cash from operations or distributions of cash from interim capital transactions. We will also clarify whether we expect the distributions from EPB to be distributions of cash from operating surplus or distributions of cash from capital surplus. This disclosure in our 2013 Form 10-K would have been similar to the following (with the additional disclosures set forth in bold italics):

KMP

•
As previously announced, KMP anticipates that for the year 2014, (i) it will declare total annual cash distributions of $5.58 per unit….For 2014, KMP expects that every $1 change in the average WTI crude oil price per barrel will impact the CO2-KMP segment’s cash flows by approximately $7 million (or approximately 0.125% of KMP’s combined business segments’ anticipated EBDA expenses).

We generally expect that such distributions from KMP will be of cash from operations. However, see Item 1A “Risk Factors-Risks Related to Our Dividend Policy-If we do not receive sufficient distributions from our subsidiaries, we may be unable to pay dividends” for a discussion of the consequences of KMP’s distributions being characterized as distributions of cash from interim capital transactions rather than cash from operations.

EPB

•
EPB expects to declare total cash distributions of $2.60 per unit for 2014….Generally, EPB’s base cash flows (that is, cash flows not attributable to acquisitions or expansions) are relatively stable from year to year and are largely supported by reservation charges under firm transportation and storage contracts.

United States Securities and Exchange Commission
June 23, 2014

We generally expect that such distributions from EPB will be of cash from operating surplus. However, see Item 1A “Risk Factors-Risks Related to Our Dividend Policy-If we do not receive sufficient distributions from our subsidiaries, we may be unable to pay dividends” for a discussion of the consequences of EPB’s distributions being characterized as distributions of cash from capital surplus rather than cash from operating surplus.

In future filings, we propose to revise the fourth paragraph in the risk factor referenced in the example disclosure above and appearing on page 53 of our 2013 Form 10-K as follows to provide more detail about the risks related to how KMP’s and EPB’s distributions are characterized (with the additional and revised disclosures set forth in bold italics):

The distributions we receive from KMP are largely attributable to the incentive distributions on our general partner interest. If KMP’s cumulative cash from operations is not sufficient to pay its budgeted cash distributions, for example due to a significant unbudgeted cash payment, KMP’s general partner may either (i) reduce the total amount of the distribution by the shortfall in cumulative cash from operations or (ii) cause KMP to fund the budgeted cash distributions all or in part from one or more borrowings, sales of equity or debt securities or other capital transactions, in which case the portion of the distribution in excess of cumulative cash from operations would be characterized as a distribution of cash from interim capital transactions. If a distribution from KMP is characterized, in whole or in part, as a distribution of cash from interim capital transactions rather than cash from operations, we will receive no incentive distribution in respect of the portion of the distribution that is characterized as a distribution of cash from interim capital transactions. Additionally, the distributions we receive may be reduced by waived incentive distributions.
Likewise, a significant portion of the distributions we receive from EPB are attributable to EPB’s IDRs. If a distribution from EPB is characterized, in whole or in part, as a distribution of cash from capital surplus rather than cash from operating surplus, we would receive no distribution on the IDRs in respect of the portion of the distribution that is characterized as a distribution of cash from capital surplus. See Note 10 “Stockholders’ Equity-Noncontrolling Interests-Distributions-KMP Distributions” and “-EPB Distributions” to our consolidated financial statements for a discussion of the consequences of the characterization of KMP’s and EPB’s distributions and of the waiver of incentive distributions.

United States Securities and Exchange Commission
June 23, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 64
Cash Available to Pay Dividends, page 65

2.
We note your disclosure of cash available per average share outstanding and your declared dividend per share. The margin by which the cash available to pay dividends exceeds the actual dividend paid is decreasing over the 3-year period. Please discuss any known trends in this metric and its relationship to dividends declared. As part of your analysis, please provide management’s insights into the factors that caused this margin to vary giving due effect to the variability in cash flow of such assets. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: The margin by which cash available to pay dividends exceeded the dividends declared has not been trending downward for the past three years. The dividend we paid to our public shareholders for the first quarter of 2011 was prorated from February 16, 2011, the day we closed our initial public offering. Including the amount paid to our shareholders prior to the initial public offering, the dividend for the full quarter was $0.29 per share and for the full year 2011 was $1.20 per share. Thus, the margin by which cash available to pay dividends has exceeded the dividends declared for the past three years has been $0.02 per share, $0.15 per share and $0.05 per share in 2011, 2012 and 2013, respectively. We have not identified any consistent trends in this margin.

As discussed on pages 52, 64 and 92 of our 2013 Form 10-K, our dividend policy is to pay quarterly cash dividends equal to the cash we receive from our subsidiaries less any cash disbursements and reserves established by our board of directors. At the beginning of each year, our board of directors establishes, and we disclose, a budgeted annual dividend amount based on our estimation of cash available to pay dividends, which generally contemplates us declaring dividends with respect to 100% of cash available to pay dividends. To the extent that our cash available to pay dividends exceeds the budgeted amount, we may or may not increase the distribution declared for a variety of reasons, such as credit considerations, liquidity requirements, capital needs or opportunities for use of the excess cash. We believe our existing disclosures referenced above adequately describe to the reader our dividend policy and the factors that may affect the amount of dividends we pay.

United States Securities and Exchange Commission
June 23, 2014

Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations, page 66

3.	Given the volume of items comprising the lines KMP Certain Items and KMI Certain Items, please present a table or other visually comprehensible reconciliation of the amounts.

Response: We believe that the most efficient and comprehensible way to provide our readers with the reconciliation information regarding certain items is to add a cross reference in the footnotes to the Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations table that refers the reader to the detailed information on the nature of each significant certain item provided in the tables and related footnotes in our management’s discussion and analysis of segment results and “-General and Administrative, Interest, and Noncontrolling Interests” disclosures beginning on pages 70, 74, 76, 79, 82 and 83 of our 2013 Form 10-K. Consistent with the foregoing, the significant certain items for 2013, 2012 and 2011 are summarized in footnotes (g) and (h) to the Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations table and we provide further detail in the footnotes to the tables included in the segment results and “-General and Administrative, Interest, and Noncontrolling Interests” disclosures. Also, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, we summarize certain items for each of our respective business segments in the footnotes immediately following the table for each such business segment within “-Results of Operations” as shown in the highlighted rows within the table presented in response to Comment 4 below. Our approach described above provides our readers with a comprehensive overview of certain items on a segment by segment basis (generally on the same page) while avoiding duplicative disclosure that would add additional pages to an already dense document.

In future filings, we will continue providing footnotes to the Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations table for the significant certain items within the line items “KMP certain items” and “KMI certain items” and will add cross references within these footnotes that read as follows: “For details on each of these certain items, please see the footnotes to the tables below in both our management’s discussion and analysis of segment results and “-General and Administrative, Interest, and Noncontrolling Interests.”

As an example of disclosures within the segment results and “-General and Administrative, Interest, and Noncontrolling Interests,” following is a detailed listing of the 2013 KMP and KMI certain items from the Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations table and a reference to where they can be found within our 2013 Form 10-K. We have added the totals for

United States Securities and Exchange Commission
June 23, 2014

each segment so that you can see how we arrived at the total KMP and KMI certain items amounts in the table. As noted above and as shown in the example provided in response to Comment 4, the totals for each segment are now included in the segments results of operations table.

For 2013, the components of the $559 million of combined income amount from KMP certain items as disclosed in footnote (g) on page 66 are found within our 2013 Form 10-K as stated below:

•	Natural Gas Pipelines: $579 million

◦
Page 70, footnote (b), a $558 million gain from the remeasurement of KMP’s previously held 50% equity interest in Eagle Ford to fair value, a $36 million gain from the sale of certain Gulf Coast offshore and onshore TGP supply facilities, a $16 million decrease in earnings related to derivative contracts and a combined $1 million increase in earnings from other certain items.

•	CO2 - KMP: $3 million

◦	Page 74, footnote (a), unrealized gains of $3 million, relating to derivative contracts used to hedge forecasted crude oil sales.

•	Products Pipelines - KMP: $(182 million)

◦
Page 76, footnote (a), a $162 million increase in expense associated with rate case liability adjustments, a $15 million increase in expense associated with a legal liability adjustment related to a certain West Coast terminal environmental matter and a $5 million loss from the write-off of assets at KMP’s Los Angeles Harbor West Coast terminal.

•	Terminals - KMP: $55 million

◦
Page 79, footnote (a), a $109 million increase in earnings from casualty indemnification gains, an $8 million increase in revenues related to hurricane expense reimbursements, a $59 million increase in clean-up and repair expense, all related to 2012 hurricane activity at the New York Harbor and Mid-Atlantic terminals and a $3 million increase in expense associated with the removal of certain physical assets at the Tampaplex bulk terminal located in Tampa, Florida.

•	Kinder Morgan Canada - KMP: $140 million

◦
Page 82, footnote (a), a $224 million gain from the sale of KMP’s equity and debt investments in the Express pipeline system and $84 million increase in income tax expense related to the pre-tax gain amount.

United States Securities and Exchange Commission
June 23, 2014

•	General and Administrative, Interest, and Noncontrolling Interests: $(35 million)

◦
Page 84, footnote (c), a $34 million increase in expense associated with certain asset and business acquisition costs and unallocated legal expenses, a $10 million increase in unallocated severance expense associated with the asset drop-down groups and allocated to KMP from us and a combined $4 million decrease in expense from other certain items; and

◦	Page 84, footnote (f), a decrease in expense of $5 million associated with debt fair value adjustments recorded in purchase accounting for KMP’s Copano acquisition.

Total after giving effect to rounding: $559 million.

For 2013, the components of the $55 million combined expense amount from KMI certain items as disclosed in footnote (h) on page 66 are also found within our 2013 Form 10-K as stated below:

•	Natural Gas Pipelines: $(65 million)

◦	Page 70, footnote (b), a $65 million loss from the impairment of our equity interest in NGPL Holdco LLC.

•	Other: $(3 million)

◦	Page 83, a $3 million increase in expense for certain items not itemized.

•	General and Administrative, Interest, and Noncontrolling Interests: $13 million

◦
Page 83, footnote (a), decreases in expenses of $59 million related to EP post-merger pension credits, $5 million for an overaccrual related to The Oil Insurance Limited exit premium, $3 million related to grantor trust credit, and $2 million payroll tax overaccrual. These decreases in expense were partially offset by increases in expense of $14 million related to rent expense and lease exit cost on unoccupied space and $7 million related to the EP acquisition; and

◦
Page 84, footnote (e), a $21 million write off of capitalized financing fees, almost all of which was associated with the EP acquisition financing that was written-off (primarily due to debt repayment) or amortized and $14 million of interest on margin for marketing contracts.

Total: $(55 million)

United States Securities and Exchange Commission
June 23, 2014

Natural Gas Pipelines, page 70

4.
We note your disclosure that the certain items described in the footnotes to the table accounted for $1,625 million of the increase in the Natural Gas Pipelines business segment’s EBDA in 2013. Please show us what makes up the $1,625 increase.

Response: The $1,625 million increase in the Natural Gas Pipelines segment’s EBDA from 2012 to 2013 attributable to certain items is the change between the (i) $1,139 million decrease to EBDA for 2012 certain items and (ii) $486 million increase to EBDA for 2013 certain items.

In future filings, we will conform the tables for each of our business segments within “-Results of Operations” to our current presentation as presented in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Set forth below is the table from our 2013 Form 10-K conformed to the current presentation as an example of the type of disclosure we expect to continue to include in future filings.

As shown below in gray highlight, we now present (i) “Certain items, net” and “EBDA before certain items” as separate rows to the table with references to the applicable footnotes that describe each certain item that comprises this amount and (ii) below this revised table we now present a table that shows the change from prior period for “Revenues before certain items” and “EBDA before certain items.”

United States Securities and Exchange Commission
June 23, 2014

Natural Gas Pipelines
	Year Ended December 31,
	2013	2012	2011
	(In millions, except operating statistics)
Revenues(a)	$8,617	$5,230	$3,943
Operating expenses	(5,235)	(3,111)	(3,370)
Other income (expense)	24	(14)	(1)
Earnings from equity investments	232	52	158
Interest income and Other, net	578	22	(164)
Income tax expense	(9)	(5)	(3)
EBDA from continuing operations(b)	4,207	2,174	563
Discontinued operations(c)	(4)	(770)	228
EBDA including discontinued operations	4,203	1,404	791
Certain items, net (b) (c)	(486)	1,139	178
EBDA before certain items	$3,717	$2,543	$969

Change from prior period	Increase/(Decrease)
Revenues before certain items(a)	$3,176	$1,192
EBDA before certain items	$1,174	$1,574

Natural gas transport volumes (TBtu)(d)	9,634.0	10,071.9	8,961.4
Natural gas sales volumes (TBtu)(e)	897.3	879.1	804.7
Natural gas gathering volumes (BBtu/d)(f)	2,959.3	2,996.2	2,475.9
________

(a)	2013 amount includes a $16 million decrease related to derivative contracts used to hedge forecasted natural gas, NGL and crude oil sales.

(b)
2013, 2012 and 2011 amounts include a $490 million increase in earnings, a $202 million decrease in earnings and $168 million decrease in earnings, respectively, related to the combined effect from certain items. 2013 amount consists of (i) a $558 million gain from the remeasurement of KMP’s previously held 50% equity interest in Eagle Ford to fair value; (ii) a $36 million gain from the sale of certain Gulf Coast offshore and onshore TGP supply facilities; (iii) a $16 million decrease in earnings related to derivative contracts, as described in footnote (a); (iv) a $4 million decrease in EBDA related to SNG’s certain items; and (v) a combined $1 million increase from other certain items. 2013 and 2012 amounts include $65 million and $200 million, respectively, non-cash equity investment impairment charges related to our 20% ownership interest in NGPL Holdco LLC. 2012 amount consists of a combined $11 million increase from other certain items. 2011 amount consists of a $167 million loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk to fair value. Also, 2013, 2012 and 2011 amounts include decreases in earnings of $20 million, $13 million, and $1 million, respectively, related to assets sold, or adjusted, that had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.

(c)
Represents EBDA attributable to KMP’s FTC Natural Gas Pipelines disposal group.  2013 amount represents a loss from the sale of net assets. 2012 amount includes a combined loss of $937 million from the remeasurement of net assets to fair value and the sale of net assets. 2011 amount includes a $10 million increase in expense from the write-off of a receivable for fuel under-collected prior to 2011. 2012 and 2011 amounts also include revenues of $227 million and $322 million, respectively.

(d)
Includes pipeline volumes for TransColorado Gas Transmission Company LLC, Midcontinent Express Pipeline LLC, Kinder Morgan Louisiana Pipeline LLC, Fayetteville Express Pipeline LLC, TGP, EPNG, Copano South Texas, the Texas intrastate natural gas pipeline group, EPB, Florida Gas Transmission Company, and Ruby Pipeline, L.L.C. Volumes for acquired pipelines are included for all periods. However these contributions to EBDA are included only for the periods subsequent to their acquisition.

(e)	Represents volumes for the Texas intrastate natural gas pipeline group.

United States Securities and Exchange Commission
June 23, 2014

(f)
Includes Copano operations, EP midstream assets operations, KinderHawk, Endeavor, Bighorn Gas Gathering L.L.C., Webb Duval Gatherers, Fort Union Gas Gathering L.L.C., EagleHawk, and Red Cedar Gathering Company throughput volumes. Joint venture throughput is reported at KMP’s ownership share. Volumes for acquired pipelines are included for all periods. However these contributions to EBDA are included only for the periods subsequent to their acquisition.

Capital Expenditures, page 88

5.
We note that you separately quantify the amount of sustaining capital expenditures and the amount of discretionary capital expenditures for the current year and expected for 2014. Please provide management’s insight into any trends or significant fluctuations in each of these types of capital expenditures and the reasons for the expected increase. Indicate how you determined the expected sustaining capital expenditures will be sufficient to maintain your existing cash flow or capacity. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: We believe that it is helpful in understanding our responses to Comments 5 through 8 to first briefly define the terms “sustaining capital expenditures,” “discretionary capital expenditures” and the other synonymous terms that we use. We use the term “sustaining capital expenditures” interchangeably with “maintenance capital expenditures,” which is the defined term used in KMP’s and EPB’s partnership agreements. While the definitions of this term in KMP’s and EPB’s partnership agreements differ slightly, sustaining or maintenance capital expenditures are generally those cash capital expenditures that are made to maintain (rather than increase) the throughput or capacity of the assets of the partnerships. We use the term “discretionary capital expenditures” interchangeably with “capital additions and improvements,” which is the defined term used in KMP’s partnership agreement, and “expansion capital expenditures,” which is the defined term used in EPB’s partnership agreement. While the definitions in KMP’s and EPB’s partnership agreements differ slightly, discretionary capital expenditures, capital additions and improvements and expansion capital expenditures are generally those additions and improvements to existing assets or acquisitions of new assets that are made to increase the capacity or throughput of our assets from the capacity or throughput existing immediately prior to such addition, improvement or acquisition.

As further explained below, our sustaining capital expenditures have generally increased from year to year based on a number of factors including the growth of our asset base, but management has not identified any consistent trends that would allow our investors to predict the level of expected sustaining capital expenditures in future years. Discretionary capital expenditures, on the other hand, arise from market opportunities identified by our business segments and generally increase when we see a high level of attractive investment opportunities. We have seen an increasing number of investment opportunities in recent years due to significant increases in

United States Securities and Exchange Commission
June 23, 2014

domestic oil and gas production, which account for an increase in expected discretionary capital expenditures in the near term.

We build our sustaining capital expenditure budget, together with our operations and maintenance budget, annually from the bottom up through our budgeting process based on detailed recommendations from our operations and engineering personnel. We budget for and make those sustaining capital expenditures that are necessary to maintain safe and efficient operations, comply with applicable law and meet customer needs and contractual commitments. We may budget for and make additional sustaining capital expenditures that we expect to produce benefits by, for example, increasing efficiency and/or lowering future expenses. Sustaining/maintenance capital expenditures are defined in KMP’s and EPB’s partnership agreements generally as those which maintain throughput or capacity (cash flow is not referenced in the definitions). Although the partnership agreements do not set forth a requirement to maintain current levels of throughput or capacity, and while maintaining a particular level of throughput, capacity or cash flow with respect to an asset is not necessarily the objective of our decision process regarding sustaining capital expenditures, it is typically a byproduct of our focus on maintaining safe, reliable and efficient assets that meet our customers’ needs.

Because we build our sustaining capital expenditure budget annually from the bottom up, our aggregate level of sustaining capital expenditures can vary from year to year for many reasons, including, for example, an increase or decrease in the quantity of our assets as a result of expansions, acquisitions or divestitures, class upgrades, required relocations, timing of compressor overhauls, changes in regulatory requirements and/or FERC accounting policies, etc. Accordingly, we do not see any consistent trends indicating levels of sustaining capital expenditures in future years. However, in general, compliance related obligations tend to increase over time.

As stated above, discretionary capital expenditures are those additions and improvements to existing assets or acquisitions of new assets that are made to increase the capacity or throughput of our assets from the capacity or throughput existing immediately prior to such addition, improvement or acquisition. Generally, we approve discretionary capital expenditures on a project by project basis in response to specific investment opportunities identified by the business development personnel in our business segments, and we expect to receive sufficient returns to justify the expenditures. Although expected returns are not a necessary factor in determining whether capital expenditures for a project are classified as sustaining capital expenditures or discretionary capital expenditures under the terms of the partnership agreements, they are an important consideration in whether we proceed with an expansion project.

The expected increase in discretionary capital expenditures for 2014 over 2013 relates to the capital expansion projects described in our Recent Developments discussion

United States Securities and Exchange Commission
June 23, 2014

beginning on page 9 of our 2013 Form 10-K and similar projects. We believe that there are tremendous growth opportunities in the energy infrastructure business arising, for example, from recent increases in domestic oil and natural gas production activities, which accounts for a portion of the increase in capital expenditures in 2014 over 2013, and which management expects to result in additional increases in future years to the extent that this general trend of increased production is sustained.

In future filings, as applicable, we will include the following bold and italicized paragraph after the first paragraph in the Capital Expenditures discussion (which was enhanced in 2013) on pages 88-89 of our 2013 Form 10-K:

Capital Expenditures

We account for our capital expenditures in accordance with GAAP. Capital expenditures include those that are maintenance/sustaining capital expenditures and those that are capital additions and improvements (which we refer to as expansion, or discretionary capital expenditures). These distinctions are used when determining cash from operations pursuant to the MLP partnership agreements (which is distinct from GAAP cash flows from operating activities). Capital additions and improvements are those expenditures which increase throughput or capacity from that which existed immediately prior to the addition or improvement, and are not deducted in calculating cash from operations. Maintenance capital expenditures are those which maintain throughput or capacity. Thus under the MLP partnership agreements, the distinction between maintenance capital expenditures and capital additions and improvements is a physical determination rather than an economic one.

Budgeting of maintenance capital expenditures is done annually on a bottom up basis. For each of our assets, we budget for and make those maintenance capital expenditures that are necessary to maintain safe and efficient operations, meet customer needs and comply with our operating policies and applicable law and may budget for and make additional maintenance capital expenditures that we expect to produce economic benefits such as increasing efficiency and/or lowering future expenses. Budgeting and approval of capital additions and improvements are generally made periodically throughout the year on a project by project basis in response to specific investment opportunities identified by our business segments from which we generally expect to receive sufficient returns to justify the expenditures.

Generally, the determination of whether a capital expenditure is classified as maintenance or as capital additions and improvements is made on a project level. The classification of the MLP’s capital expenditures as capital additions and improvements or as maintenance capital expenditures under the partnership

United States Securities and Exchange Commission
June 23, 2014

agreements is left to the good faith determination of KMGP as KMP’s general partner and El Paso Pipeline GP Company, L.L.C. as EPB’s general partner, which is deemed conclusive.

6.
Please tell us and disclose whether you incurred any capital expenditures that had elements of both sustaining capital expenditures and discretionary capital expenditures. For example, an expenditure that increased operating capacity but replaced an existing asset. If so, please revise your disclosure to quantify the portion allocated to sustaining and expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: As described in the “Capital Expenditures” discussion in our 2013 Form 10-K, the KMP and EPB partnership agreements define capital additions and improvements/expansion capital expenditures generally as those additions and improvements to existing assets or acquisitions of new assets that are made to increase the capacity or throughput of our assets from the capacity or throughput existing immediately prior to such addition, improvement or acquisition, and define maintenance capital expenditures/sustaining capital expenditures generally as those which maintain throughput or capacity.

We determine whether to classify capital expenditures as maintenance capital expenditures or capital additions and improvements on a project by project basis. If the project as a whole increases the throughput or capacity of the pipeline, tank, facility or other asset above the level of throughput or capacity immediately prior to the addition or improvement, we classify the entire project as capital additions and improvements in accordance with the provisions of the partnership agreements. Thus, under the partnership agreements, the distinction between maintenance capital expenditures and capital additions and improvements is a physical determination rather than an economic one.

We have an internal capitalization policy, predicated on the partnership agreements, which guides our accounting and project development personnel in making classifications of capital expenditures. In accordance with the partnership agreements and our capitalization policy, we classify a project as a maintenance capital expenditure or as capital additions and improvements in a binary manner based on a determination of whether the project increases capacity or throughput. For example, if a project involves the replacement of an existing pipeline with new, larger diameter pipe that increases the capacity of the pipeline, we will classify the entire cost of the replacement as capital additions and improvements because the new pipe increases the capacity of the pipeline. We do not, for example, classify these expenditures proportionately based on the current capacity of the pipeline compared to the increased capacity of the pipeline.

United States Securities and Exchange Commission
June 23, 2014

A project that is classified as a maintenance capital expenditure may include expenditures that have tangible economic benefits such as increased efficiency (for example, replacing old electrical equipment with newer, more efficient equipment that utilizes less electricity). If such a project does not increase capacity or throughput of the asset, it is nonetheless classified entirely as maintenance capital expenditure despite these tangible economic benefits.

Similarly, a project that is classified as an expansion capital expenditure because it increases capacity or throughput may include ancillary upgrades such as controls upgrades to enhance the reliability of a compressor’s delivery of horsepower at the level required by the expansion project, which individual ancillary upgrades do not separately increase capacity or throughput but which, when interpreted as part of the project as a whole, result in an increase in capacity or throughput.

Because our classification is made in a binary manner at a project level as described above, we do not capture information that would allow us to divide out components of an expansion capital expenditure project or a maintenance capital expenditure project.

We believe that the current Capital Expenditures discussion in our 2013 Form 10-K, together with the additional disclosures proposed in our response to Comment 5 above, adequately explain the methodology by which we characterize projects as sustaining capital and expansion capital.

7.
You state the determination of whether a capital expenditure is classified as maintenance or as capital additions and improvements is made on a project level. We assume you apply some methodology on a project level to make that determination and that once the determination is made, 100% of that project expenses are classified as maintenance or capital addition/improvement. If our assumption is incorrect, please clarify it. If correct, please disclose your specific methodology for determining how a project is classified. To the extent a project has elements of maintenance and capital addition/improvements, you should identify the aggregate amount of such projects and indicate the category to which such capital expenditures were allocated. We may have further comment.

Response: Please see our response to Comment 6 above.

8.
Please tell us how you determine the classification of capital expenditures as sustaining or expansion in your oil and gas producing business. In this regard, please explain to us how throughput and capacity relate to expenditures applicable in this business.

Response: We classify capital expenditures as sustaining or expansion in our oil and gas producing business in the same manner as described in our response to Comment

United States Securities and Exchange Commission
June 23, 2014

6. We classify an oil and gas production capital project as capital additions and improvements if it will increase capacity and/or throughput (i.e., production) from the capacity or throughput existing immediately prior to making the addition, improvement or acquisition contemplated by the project.

Consistent with KMP’s partnership agreement, even if an oil and gas producing field is experiencing overall declines in production, we will classify a project to install a new well or other facilities in that field as capital additions and improvements if the new facilities are installed to increase the level of capacity or throughput above the level of capacity or throughput that existed immediately prior to the installation of the new facilities.

Kinder Morgan Energy Partners, L.P.
Form 10-K for the year ended December 31, 2013
General

9.	Please apply all of the comments related to Kinder Morgan, Inc. to Kinder Morgan Energy Partners, L.P. as applicable.

Response: We will make conforming changes to KMP’s Form 10-K, as applicable, which we expect will be on a prospective basis, pending the results of this review process.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
Distributable Cash Flow, page 56

10.	Please provide a table to show the items comprising the line Certain Items and noncontrolling interests.

Response: In future filings for KMP, we will conform the tables within “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Distributable Cash Flow” to KMP’s current presentation as presented in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Set forth below is the table from KMP’s 2013 Form 10-K conformed to KMP’s current presentation as an example of the type of disclosure we expect to continue to include in future filings.

As shown below in gray highlight, we now segregate the net change in amounts reported between the lines “Net Income” and “Net Income before certain items

United States Securities and Exchange Commission
June 23, 2014

attributable to KMEP” on two separate lines: (i) “Certain items - combined (income)/expense” and (ii) “Net Income before certain items attributable to noncontrolling interests,” and its related footnote (b).

Distributable Cash Flow
	Year Ended December 31,
	2013	2012	2011
	(In millions)
Net Income	$3,317	$1,401	$1,268
(Less)/Add: Certain items - combined (income)/expense(a)	(575)	843	491
Net Income before certain items	2,742	2,244	1,759
Less: Net Income before certain items attributable to noncontrolling interests(b)	(31)	(22)	(17)
Net Income before certain items attributable to KMEP	2,711	2,222	1,742
Less: General Partner’s interest in Net Income before certain items(c)	(1,703)	(1,412)	(1,180)
Limited Partners’ interest in Net Income before certain items	1,008	810	562
Depreciation, depletion and amortization(d)(f)	1,524	1,252	1,133
Book (cash) taxes paid, net	44	(2)	27
Incremental contributions from equity investments in the Express Pipeline and Endeavor Gathering LLC	(5)	3	15
Sustaining capital expenditures(e)(f)	(327)	(285)	(212)
Distributable cash flow (DCF) before certain items	$2,244	$1,778	$1,525
________

(a)
Equal to the combined income (expense) effect from all of the 2013, 2012 and 2011 certain items disclosed in the footnotes to the “-Results of Operations” table included below (and described in more detail below in both our management’s discussion and analysis of segment results and “-Other”).

(b)
Equal to “Net income attributable to noncontrolling interests” but excluding an increase of $5 million, a decrease of $4 million and a decrease of $7 million, respectively, related to the combined effect from all of the 2013, 2012 and 2011 certain items disclosed in the footnotes to the “-Results of Operations” table included below.

(c)
2013 amount includes a $75 million general partner incentive distribution waiver related to common units issued to finance our May 2013 Copano acquisition. 2013, 2012 and 2011 amounts also include reductions of $4 million, $26 million and $29 million, respectively, for waived general partner incentive distribution amounts related to common units issued to finance a portion of our July 2011 KinderHawk acquisition. In addition, our general partner has also agreed to waive incentive distribution amounts equal to (i) $120 million for 2014, $120 million for 2015, $110 million for 2016, and annual amounts thereafter decreasing by $5 million per year from the 2016 level to support the Copano acquisition and (ii) $13 million for 2014, $19 million for 2015 and $6 million for 2016 to support our APT and SCT acquisitions.

(d)
2013, 2012 and 2011 amounts include expense amounts of $87 million, $176 million and $171 million, respectively, for our proportionate share of the DD&A expenses of our unconsolidated joint ventures. 2012 and 2011 amounts also include expense amounts of $7 million and $27 million, respectively, from our FTC Natural Gas Pipelines disposal group. 2013 and 2012 amounts also exclude expense amounts of $19 million and $97 million, respectively, attributable to our drop-down asset groups for periods prior to our acquisition.

(e)
2013, 2012 and 2011 amounts include expenditures of $3 million, $19 million and $10 million, respectively, for our proportionate share of the sustaining capital expenditures (those capital expenditures which do not increase the capacity or throughput) of certain unconsolidated joint ventures.

(f)
In order to more closely track the cash distributions we receive from our unconsolidated joint ventures, our calculation of DCF (i) adds back our proportionate share of the DD&A expenses of certain joint ventures and (ii) subtracts our proportionate share of the sustaining expenditures (those capital expenditures which do not increase the capacity or throughput) of certain joint ventures.

United States Securities and Exchange Commission
June 23, 2014

We do not believe a separate table showing the items comprising the amounts presented on the line “Certain items - combined (income)/expense” is necessary because the reader can identify these items both individually and collectively from the 2013, 2012 and 2011 certain items in the footnotes to the tables included in our “-Results of Operations” disclosure (cross-referenced and described in footnote (a) in the table above and listed below in detail). Additionally, because our footnote disclosure to the tables included in our segment results and “-Other” discussions individually details the earnings impact of each significant certain item, we believe the disclosure provides readers with a detailed understanding of each of our certain items. In future filings, we will continue providing footnote disclosure for each significant certain item and will continue (as we began in KMP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014) to provide footnote disclosure to the line “Net Income before certain items attributable to noncontrolling interests” (as described in footnote (b) in the table above).

As an example of disclosures within the segment results and “- Other,” following are the footnote disclosures for the significant certain items that comprise the $575 million combined income amount for 2013 from the Distributable Cash Flow table above and a reference to where they can be found within KMP’s 2013 Form 10-K:

•	Results of Operations: $(23 million)

◦	Page 57, footnote (c), increase in expense of $19 million attributable to our drop-down asset groups for periods prior to our acquisition dates; and

◦	Page 57, footnote (f), a $4 million incremental loss related to the sale of our FTC Natural Gas Pipelines disposal group effective November 1, 2012.

•	Natural Gas Pipelines: $641 million

◦
Page 58, footnote (b), a $558 million gain from the remeasurement of our previously held 50% equity interest in Eagle Ford to fair value, a $62 million increase in earnings attributable to our drop-down asset groups for periods prior to our acquisition dates, a $36 million gain from the sale of certain Gulf Coast offshore and onshore TGP supply facilities, a $16 million decrease in earnings related to derivative contracts and a combined $1 million increase from other certain items.

•	CO2: $3 million

◦	Page 61, footnote (a), unrealized gains of $3 million, relating to derivative contracts used to hedge forecasted crude oil sales.

•	Products Pipelines: $(182 million)

◦	Page 63, footnote (a), a $162 million increase in expense associated with rate case liability adjustments, a $15 million increase in expense associated

United States Securities and Exchange Commission
June 23, 2014

with a legal liability adjustment related to a certain West Coast terminal environmental matter and a $5 million loss from the write-off of assets at our Los Angeles Harbor West Coast terminal.

•	Terminals: $55 million

◦
Page 66, footnote (a), a $109 million increase in earnings from casualty indemnification gains, an $8 million increase in revenues related to hurricane expense reimbursements, a $59 million increase in clean-up and repair expense and a $3 million increase in expense associated with the removal of certain physical assets at our Tampaplex bulk terminal located in Tampa, Florida.

•	Kinder Morgan Canada: $140 million

◦
Page 69, footnote (a), a $224 million gain from the sale of our equity and debt investments in the Express pipeline system and $84 million increase in income tax expense related to the pre-tax gain amount.

•	Other: $(59 million)

◦
Page 70, footnote (a), a $34 million increase in expense associated with certain asset and business acquisition costs and unallocated legal expenses, a $10 million increase in unallocated severance expense associated with the asset drop-down groups and allocated to us from KMI, a $9 million increase in general and administrative expense attributable to our drop-down asset groups for periods prior to our acquisition dates, a combined $4 million decrease in expense from other certain items, a $15 million increase in interest expense attributable to our drop-down asset groups for periods prior to our acquisition dates; and

◦	Page 70, footnote (b), a $5 million decrease in expense associated with debt fair value adjustments recorded in purchase accounting for our Copano acquisition.

Total: $575 million

Also, beginning with KMP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, we summarize certain items for each of KMP’s business segments in “- Results of Operations” as shown in the highlighted rows within the table presented in response to Comment 4 above.

United States Securities and Exchange Commission
June 23, 2014

El Paso Pipeline Partners, L.P.
Form 10-K for the year ended December 31, 2013
General

11.	Please apply all of the comments related to Kinder Morgan, Inc. to El Paso Pipeline Partners, L.P. as applicable.

Response: We will make conforming changes to EPB’s Form 10-K, as applicable, which we expect will be on a prospective basis, pending the results of this review process.

Note 7. Partners’ Capital, page 86
Income Allocation and Declared Distribution, page 89

12.
We note your disclosure that your partnership agreement requires that you distribute all of your available cash from operating surplus each quarter. We also note that your partnership agreement appears to also contemplate the possibility of distributions from capital surplus. Please tell us why you have not disclosed how distributions from capital surplus differ from distributions from operating surplus and whether this is a reasonable possibility. Please also tell us whether you expect to pay the expected distribution for the next 4 quarters from operating or capital surplus.

Response: Since EPB’s initial public offering in 2007, all distributions made by EPB have been distributions from operating surplus. We expect EPB to pay the expected distributions referenced in Items 1 and 2 “Business and Properties-Outlook for 2014” from operating surplus. In future filings, we will include a statement in the above referenced outlook section as to whether we expect EPB’s distributions to be distributions of cash from operating surplus or capital surplus.

Because all distributions made by EPB since its initial public offering have been from operating surplus, a detailed description of the difference between distributions from operating surplus and distributions from capital surplus has not been necessary. In EPB’s future filings we will, however, expand the disclosures relating to EPB’s distributions beginning on Page 89 of EPB’s 2013 Form 10-K to include the additional detail set forth in bold, italicized text below regarding the distinction between distributions from operating surplus and distributions from capital surplus as follows:

United States Securities and Exchange Commission
June 23, 2014

Income Allocation and Declared Distributions

General. For the purposes of maintaining partner capital accounts, our partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their percentage interests. Normal allocations according to percentage interests are made, however, only after giving effect to any priority income allocations in an amount equal to the incentive distributions that are allocated 100% to our general partner, who currently owns our IDRs. Incentive distributions are generally defined as all cash distributions paid to our general partner that are in excess of 2% of the aggregate value of cash distributions made to all partners.

All cash distributed to unitholders is characterized as either "operating surplus" or "capital surplus." Our partnership agreement provides that distributions of available cash from operating surplus are made differently than distributions of available cash from capital surplus.

Operating Surplus. Operating surplus is generally defined as $50 million plus all cash receipts after the closing of our initial public offering, excluding cash from interim capital transactions (as defined below), after deducting operating expenditures (including capital expenditures other than expansion capital expenditures), net additions to or reductions in reserves and various other items.

Capital Surplus. Capital surplus generally refers to the proceeds of "interim capital transactions," which include (i) borrowings other than working capital borrowings, (ii) sales of our debt and equity securities, (iii) sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets, (iv) early termination of interest rate swap agreements or commodity hedge contracts, (v) capital contributions received by us or, in the case of any partially owned entity, from the unaffiliated partner(s) or other owner(s) of such entity and (vi) corporate reorganizations or restructurings.

Characterization of Cash Distributions. Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $50 million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that enables us, if we choose, to distribute as operating surplus up

United States Securities and Exchange Commission
June 23, 2014

to this amount of cash we receive in the future from interim capital transactions, that would otherwise be distributed as capital surplus. We have not and we generally do not anticipate that we will make any distributions from capital surplus.

Distributions from Operating Surplus. Our partnership agreement requires that we distribute all of our available cash from operating surplus each quarter. We determine the allocation of incentive distributions to our general partner by the amount quarterly distributions to unitholders exceed certain specified target levels, according to the provisions of our partnership agreement summarized in the table below. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital necessary to maintain its 2% general partner interest ~~and~~, has not transferred its IDRs and has not exercised its right under our partnership agreement to reset the incentive distribution levels.

	Total Quarterly	Marginal Percentage Interest in Distribution
	Distribution per Unit Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.2875	98%	2%
First Target Distribution	above $0.2875 up to $0.33063	98%	2%
Second Target Distribution	above $0.33063 up to $0.35938	85%	15%
Third Target Distribution	above $0.35938 up to $0.43125	75%	25%
Thereafter	above $0.43125	50%	50%

Distributions from Capital Surplus. Distributions of available cash from capital surplus, if any, are required under our partnership agreement to be made in the following manner:

•
first, 98 percent to all unitholders, pro rata, and two percent to the general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price.

United States Securities and Exchange Commission
June 23, 2014

Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive future incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Further, we acknowledge that:

•	Kinder Morgan, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kinder Morgan, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.
Very truly yours,

Kinder Morgan, Inc.

By:    /s/ Kimberly A. Dang
Kimberly A. Dang
Chief Financial Officer